UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: August 24, 2011
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

     On August 24, 2011, Navios Maritime Holdings Inc. (“Navios Holdings”) issued a press release announcing that it and its wholly owned finance subsidiary, Navios Maritime Finance II (US) Inc., commenced an offer to exchange up to $350.0 million of the outstanding 8 1/8% senior notes due 2019 for a like principal amount of 8 1/8% senior notes due 2019 which have been registered under the Securities Act of 1933, as amended. The exchange offer will expire at 5:00 p.m., New York City time, on September 22, 2011, unless extended by Navios Holdings. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.
     The information contained in this Report is incorporated by reference into the Registration Statements on Form F-3, File Nos. 333-136936 and 333-165754, the Registration Statement on Form S-8, File No. 333-147186, the Registration Statement on Form F-4, File No. 333-175043 and the related prospectuses.
Exhibits

Exhibit No.	Exhibit
99.1	Press release, dated August 24, 2011.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: August 26, 2011